Exhibit 99.1

SECTION 13(r) DISCLOSURE
The information below was provided by the relevant company in connection with its activities. We have not independently verified this information.

A European company, in which our credit funds and other vehicles own a minority interest, had brokered an insurance policy for NPC International Limited. The European company has informed us that the gross revenue and net profits attributable to this policy was less than £400 per annum from 2013 to 2015, and less than £120 for the period January 1, 2016 through December 31, 2016. We have been advised that the European company canceled the policy on November 16, 2016.